Exhibit 4.66

OPERATIONAL SERVICES AGREEMENT

This operational services agreement (the "Agreement"), dated as of March 27, 2015 (the "Effective Date"), is entered into by and between:

Almacenes Exito S.A., a corporation organized and existing under the laws of the Republic of Colombia, with its principal place of business at Carrera 48 No. 32B Sur 139, Envigado, Antioquia, Colombia ("Exito"), represented by Carlos Mario Diez Gómez, of legal age, identified as announced with his signature, acting as Retail Vice-President of Exito, on the one part, and

Cdiscount Colombia S.A.S., a corporation organized and existing under the laws of the Republic of Colombia, with its principal place of business at Carrera 48 No. 32B Sur 29, Envigado, Antioquia, Colombia ("CDiscount Colombia"), represented by Stefan Tobias Krautwald, of legal age, identified as announced with his signature, acting as Legal Representative of CDiscount Colombia, on the other part.

Exito and CDiscount Colombia are hereinafter individually referred to as a "Party" and collectively as the "Parties".

RECITALS

WHEREAS, Exito is a company engaged in the retail business, operating hypermarkets in the Republic of Colombia, wherein goods ranging from packaged foods and perishables to electronics and furniture, are sold.

WHEREAS, CDiscount Colombia is a company formed with the purpose of developing and operating an e-commerce business in Colombia.

WHEREAS, CDiscount Colombia is a jointly owned affiliate of Exito and of Cdiscount International BV and Cnova N.V., corporations incorporated and existing under the laws of the Netherlands, having its principal place of business at Eindhoven, the Netherlands ("CDiscount International" and "Cnova" respectively).

WHEREAS, on the 14th November 2014, Exito, CDiscount International and Cnova signed a Shareholders Agreement whereby the parties defined the terms and conditions for the launch and operation of the Cdiscount platform for running an e-commerce activity in the Republic of Colombia through CDiscount Colombia (herein after the "Business"), pursuant to which, among other things, Exito agreed to enter into an agreement with CDiscount Colombia that will cover the following services provided by Exito to CDiscount Colombia: (i)  purchase; (ii) logistics; (iii) shipping (including pick up point services); (iv) back-office IT License and maintenance; and (v) the following back offices services: accounting, audit, legal and human resources, real estate management and marketing;

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.          DESCRIPTION OF SERVICES

The services to be rendered by Exito to the benefit of CDiscount Colombia performed in a professional and independent manner, are those described and detailed in Schedule A (the "Services").

2.          PRICE AND PAYMENT

The prices for each Service shall be determined on an arm's length bases, according to the rules provided in Schedule A.

Each invoice shall contain the detailed list of the Service rendered by Exito to CDiscount Colombia and the corresponding price according to the rules set-up in Schedule A.

Exito shall invoice Services monthly. Payment terms shall within 10 following days of issuance of the invoice.

The Parties agree to meet once per year at latest on the 1st of December in order to review and approve Services' prices that will be applied by Exito for the following year according to the rules provided in Schedule A.

If the Agreement is terminated by either Party in accordance with Section 3 herein, Exito will be paid for any Services rendered during the notice period during which the termination occurred. Exito acknowledges and agrees that, unless specifically provided in this Agreement, Exito shall not be entitled to any additional payments or compensation. All applicable taxes and contributions arising from or related to the performance of the Services or any payments made by CDiscount Colombia to Exito pursuant to this Agreement shall be the sole and exclusive responsibility of Exito.

All payments, to be made by CDiscount Colombia to Exito, or its designee's bank accounts, as appointed by Exito, shall be done by means of an electronic bank transfer, or as otherwise agreed by the Parties.

3.          TERM, EFFECTIVENESS AND TERMINATION

3.1.  The term of this Agreement shall commence on the Effective Date and shall remain in force:

-      For one year, with tacit renewals for successive periods of one year, unless terminated by Exito with six (6) months prior written notice sent to CDISCOUNT COLOMBIA Colombia.

3.2.  CDiscount Colombia or Exito may terminate partially or totally this Agreement with a prior written notice of six months sent to Exito.

3.3.  Each Party shall have the right to terminate this Agreement if the other Party commits a material breach of this Agreement and such breach has not been cured within thirty (30) business days of receipt of written notice of such breach.

4.         RELATIONSHIP BETWEEN THE PARTIES

Exito represents that it is an independent contractor under all applicable laws and acknowledges that CDiscount Colombia is relying upon this representation. Neither Exito nor Exito's staff is or shall be deemed to be employed by CDiscount Colombia. CDiscount Colombia is contracting with Exito for the Services and Exito reserves the right to determine the method, manner and mean by which the Services will be performed. Exito is not required to perform the Services during a fixed hourly or daily time and if the Services are performed at CDiscount Colombia's premises, then Exito's time spent at the premises is to be at the discretion of Exito, subject to CDiscount Colombia's normal business hours and security requirements. Exito hereby confirms to CDiscount Colombia that CDiscount Colombia will not be required to furnish or provide any training to Exito to enable Exito to perform Services required hereunder. Services shall be performed by Exito or Exito's staff, and CDiscount Colombia shall not be required to hire, supervise or pay any employees, agents, assistants or other individuals to help Exito perform the Services under this Agreement. The order or sequence in which the work is to be performed shall be under the control of Exito. All materials used in providing the Services shall be furnished by Exito.

Subject to CDiscount Colombia's obligation to make full and timely payment(s) for Exito's Services, Exito shall be obligated to complete the Services and shall be liable for non-performance of the Services to the extent and as provided for in this Agreement and in service level agreements which shall be entered into by and between the Parties within three months upon signature of this Agreement, regarding the IT back office Services, distribution of products, logistics, shipping (including pick up point services) Services.

CDiscount Colombia shall not provide insurance coverage of any kind for Exito or Exito's staff, and CDiscount Colombia will not withhold any amount that would normally be withheld from a CDiscount Colombia employee's pay. Exito shall take appropriate measures to ensure that Exito's staff is competent and that they do not breach any confidentiality provisions contained in this Agreement.

CDiscount Colombia will at all times have exclusive control over all issues affecting CDiscount Colombia's business, including, but not limited to, pricing, discounts, specifications and the terms and conditions pertaining to CDiscount Colombia's purchase or sale of products, services or related programs, and Exito shall not accept orders, make purchases or price quotations or otherwise bind CDiscount Colombia to any obligations without the prior written approval of a duly authorized representative of CDiscount Colombia. Exito agrees that it will not establish an exclusive relationship with any of CDiscount Colombia's customers, vendors or potential customers or vendors whereby CDiscount Colombia cannot conduct business with any of its customers, vendors or potential customers or vendors independent of Exito.

5.         LIABILITY

The Services to be performed under this Agreement will be performed entirely at Exito's risk, and Exito assumes all responsibility for the condition of tools and equipment used in the performance of its obligations under this Agreement. Exito shall defend, indemnify and hold CDiscount Colombia harmless from and against any and all claims, actions, suits, liability, damages, loss, judgments, costs and expenses, including, without limitation, attorneys' fees, arising from or in any way related to or concerning any act or omission of Exito, its agents, employees, or representatives. Without limitation, CDiscount Colombia shall under no circumstances be liable to Exito for any special, indirect or consequential damages, including, but not limited to, loss of profits or loss of business opportunity.

6.         MUTUAL COOPERATION AND NOTICE

Each Party will cooperate fully with the other Party in the defense of any such lawsuit, action, legal proceeding, claim or demand. Each Party claiming a right of indemnification will give notice to the other Party within 15 days after learning of such lawsuit, claim or demand.

7.         AUDIT

Following a prior written notice of one month, CDiscount Colombia may conduct an audit by an external independent auditor subject to a confidentiality commitment, in order to verify the conditions of performance of this Agreement. The Audit may be conducted once per year without any obligation for CDiscount Colombia to justify the reasons.

CDiscount Colombia will notify Exito of the appointed auditor, the subject matters of the audit, the term of the audit, as well as the auditor's identity. CDiscount Colombia will assumed the cost of the auditor.

The audit performance shall not disturb Exito's operations.

Exito commits to communicate to the auditor all information concerning the audit.

In particular, Exito shall collaborate in good faith and without reserve with the appointed auditor. Exito shall give access to the auditor to all related documents, information and any other element regarding the provision of services to CDiscount Colombia that may be useful to the audit conduct and will facilitate auditor's mission, in particular answering to all questions and giving access to all software and means necessary for the audit.

The auditor shall be subject to a confidentiality obligation and shall to this effect, sign a nondisclosure agreement and shall act as sequester of all collected information from Exito within the frame of its mission, no matter the means of collection.

Only final results of the audit, will be send to each party in the way of an audit written report.

The audit conduct shall neither constitute nor be construed as an interference of Cdiscount Colombia in Exito's operations, and shall not reduce Exito's liability.

If the audit results reveals amounts unduly paid to Exito or amounts due to Exito, the Parties will make the necessary adjustments within thirty (30) days upon reception of the auditor's report.

8.         CONFIDENTIAL INFORMATION

"Confidential Information" under this Agreement shall mean all non-public information which is considered confidential or proprietary by the disclosing Party, whether in written, graphic or machine-readable form, or orally disclosed by the disclosing Party to the receiving Party. Confidential Information includes, but is not limited to, all technical matters and know-how such as manufacture techniques, production plans, quality, and service requirements which has been shared for the purpose of this Agreement. Confidential Information includes, by way of example and not limitation, information relating to production plans, sales plans, strategy, marketing plans, quality, warranty claims, resale and service requirements. Confidential Information does not include any information that: (i) is or subsequently becomes publicly available through no wrongful act of the receiving Party; (ii) is known to the receiving Party prior to disclosing Party's disclosure of the information to receiving Party, other than as a result of a breach of confidentiality obligations hereunder or with whomever; (iii) is rightfully received from a third party without restrictions, or (iv) as and to the extent is required by applicable Laws. All information exchanged between the Parties before the Effective Date that was disclosed under a prior agreement signed by the Parties or otherwise regarding confidentiality, shall be considered Confidential Information of the disclosing Party under this Agreement. The Parties intend that, upon execution of this Agreement, it supersedes any prior confidentiality agreement and the previously disclosed Confidential Information is also protected under the terms hereof.

All Confidential Information disclosed by any of the Parties or their affiliates to the other in connection with this Agreement is strictly confidential, can only be disclosed to the persons that need to have access to any such Confidential Information for the purpose of this Agreement and may not be revealed to any Person outside the Parties, other than the affiliates to the Parties and the, providers of debt and equity financing, subcontractors, consultants, auditors, and/or advisors, and to each of their corresponding directors and employees (the "Representatives"), except as expressly authorized in writing by the disclosing Party.

Each Party shall be responsible for any breach of the confidentiality obligation hereunder caused by its Representatives.

Should any of the Parties be required, according to applicable Law or by a competent authority, which, for the avoidance of doubt shall include any securities self-regulatory body or stock exchange where any of the Parties or their corresponding affiliates trade their shares, to disclose, fully or partially, any Confidential Information referred to in this Agreement, such Party may do so without being liable for any indemnifications or costs, as long as it, to the extent possible, (i) promptly notifies the other Party of such mandatory disclosure prior to such disclosure and (ii) consults with the other Party with respect to the disclosure thereof if practically possible.

The Party receiving the Confidential Information shall retain in confidence such Confidential Information and shall use it only to meet its obligations under this Agreement.

No disclosure of Confidential Information by a Party to the other Party conveys any right or license in the Confidential Information to the receiving Party, unless prior, written and express authorization is in place.

The Party that breaches the confidentiality obligations set forth herein shall be liable towards the disclosing Party for damages brought unto the disclosing Party as a result of such breach. The payment of damages by the breaching Party shall be without prejudice to any right or rights of actions or other remedies available to the disclosing Party.

These confidentiality obligations expire one (1) year after the termination of this Agreement.

9.         TAXES AND PENALTIES

Any and all taxes imposed or assessed by reason of this Agreement or its performance, including but not limited to withholding taxes ("retencion en la fuente" or equivalent) income, sales or use taxes, shall be paid/assumed by CDiscount Colombia.

10.         WARRANTY

Exito warrants to CDiscount Colombia that the Services to be delivered or rendered hereunder will be of the kind and quality designated, and in particular according to the service level agreements to be concluded between the Parties and will be performed by qualified personnel.

Special requirements for format or standards to be followed shall be attached as an additional Exhibit and executed by both CDiscount Colombia and Exito, or will otherwise be subsequently agreed by the Parties.

11.         ADHERENCE TO CDISCOUNT COLOMBIA POLICIES

For specific legal provision, Exito is bound to comply while on CDiscount Colombia's locations, all the internal rules of lndustrial and Workplace Safety.

12.         APPLICABLE LAW AND DISPUTE RESOLUTION

This Agreement shall be governed by, and construed in accordance with, the laws of the Republic of Colombia.

All controversies, conflicts, disputes or differences of any nature arising out of or relating to the Agreement shall be settled by an Arbitration Tribunal before the Arbitration and Conciliation Center of the Chamber of Commerce of Medellin (Centro de Arbitraje y Conciliación de la Cámara de Comercio de Medellίín) that will be subject to the rules of such center and in accordance with the following rules:

(i)The Arbitration Tribunal shall be integrated by a single arbitrator appointed by mutual consent of the Parties. In the event that this is not possible, the arbitrators shall be designated by the Arbitration and Conciliation Center of the Chamber of Commerce of Medellin as per request of any of the Parties. The designated arbitrator shall be independent and licensed Attorneys.

(ii)The place of arbitration shall be Medellin and the merits of the dispute shall be governed according to the substantive laws of Colombia. The Arbitration Tribunal shall decide in law and will be subject to the fees of the Arbitration and Conciliation Center of the Chamber of Commerce of Medellin.

(iii)The Parties hereby exclude any right of appeal to any court of the arbitration or concerning the arbitral award. Any court having jurisdiction over any Party may undertake execution of the arbitral award.

13.         ASSIGNMENT

This Agreement may not be assigned by any of the Parties without the prior written consent of the other Party. Except for the prohibition on assignment contained in the preceding sentence, this Agreement shall be binding upon and inure to the benefits of the heirs, successors and assigns of the Parties hereto.

14.         NO WAIVER

No failure or delay on the part of either Party in the exercise of any power or right hereunder shall operate as a waiver thereof. No single or partial exercise of any right or power hereunder shall operate as a waiver of such right or of any other right or power. The waiver by either Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach hereunder.

15.         SEVERABILITY

If any part of this Agreement is determined to be invalid or unenforceable, such determination shall not invalidate any other provision of this Agreement. The Parties shall attempt, through negotiations in good faith, to replace any such invalid or unenforceable part of the Agreement with a comparable provision that is enforceable and valid. The failure of the Parties to reach an agreement on such a replacement provision shall not affect the validity of the remaining provisions of this Agreement.

16.         FORCE MAJEURE

Neither Party shall be liable for delays and damages caused by an event beyond its reasonable control, which it could not have taken into account at the time of the conclusion of this Agreement, and the consequences of which could not reasonably have been avoided or overcome by such Party. A force majeure event suffered by a subcontractor of a Party shall also discharge such Party from liability if subcontracting from other source cannot be made without unreasonable costs or a significant loss of time. A Party shall notify the other Party in writing without delay of a force majeure event. The Party shall correspondingly notify the other Party of the termination of a force majeure event.

17.         ENTIRE AGREEMENT

(i)This Agreement together with its Schedules constitutes the entire understanding and agreement between the Parties with respect to the subject matters covered and supersedes all prior negotiations, understandings, and agreements, whether written or oral, relating to the subject matters covered.

(ii)Any provisions of this Agreement and its Schedules which by their nature are intended to survive termination or cancellation of this Agreement shall survive including, but not limited provisions on confidentiality and audit.

18.         AMENDMENTS

Any amendment to this Agreement shall be in writing and shall have no effect before signed by duly authorized representatives of both Parties.

19.         CAPTIONS

The titles, captions and table of contents contained in this Agreement are inserted herein for reference as a matter of convenience and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

20.         AUTHORITY

The Parties represent and warrant that the execution and delivery of this Agreement has been duly authorized by all necessary corporate actions and that and the individual executing this Agreement has the requisite corporate authority to execute this Agreement.

21.         LANGUAGE

This Agreement is signed in English and Spanish. In the event of semantic uncertainty between the two versions, the Spanish version shall prevail.

22.         COUNTERPARTS

This Agreement may be executed in two counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

Date: 27/03/2015	Date: 27/03/2015
ALMACENES ÉXITO S.A.	CDISCOUNT COLOMBIA S.A.S.

/s/ Carlos Mario Diez Gómez	/s/ Stefan Tobias Krautwald
Name: Carlos Mario Diez Gómez	Name: Stefan Tobias Krautwald
Title: Legal Representative	Title: Legal Representative

Performance instructions including a service level agreement shall be entered into by and between the Parties within 3 months following the execution of this Agreement.

-        Price :

Prices shall be determined on market price bases and revised each year according to Section 2.

Occupation:

From 27/06/2014: a monthly rate of COP$35.364.168.

From 1/09/2014: a monthly fee rate of COP$55.067.756.

Handling:

From 27/06/2014: a monthly rate of COP$66.798.720.

From 1/09/2014: a monthly fee rate of COP$66.194.l42.

C.        SHIPPING INCLUDING PICK-UP AT STORE (in store handling)

-        Service Description:

These Services consist in the provision of storage, handling, picking and transportation for products under 30 kg and pick up at store, when requested. Performance instructions including a service level agreement shall be entered into by and between the Parties within 3 months following the execution of this Agreement.

-        Price :

Prices shall be determined on market price bases and revised each year.

Pick up at store:

COP$1.250 per pick up.

Pick Up / City (COP)

	Costo Pick	Costo		Costo		Costo Pick	Costo		Costo
Cludad	Up	Almacenes	Total	Paquetera	Cludad	Up	Almacenes	Total	Paquetera

BELLO	$4,513	$1,250	$5,763	$7,145	IBAGUE	$4,232	$1,250	$5,482	$6,785
CALDAS	$4,513	$1,250	$5,763	$7,145	LA CEJA	$3,869	$1,250	$5,119	$6,385
ENVIGADO	$4,513	$1,250	$5,763	$7,145	MADRID	$1,924	$1,250	$3,174	$3,945
ITAGUI	$4,513	$1,250	$5,763	$7,145	MOSQUERA	$2,501	$1,250	$3,751	$4,639
LA ESTRELLA	$4,513	$1,250	$5,763	$7,145	NEIVA	$4,174	$1,250	$5,424	$6,813
MEDELLIN	$4,513	$1,250	$5,763	$7,145	PITALITO	$27,828	$1,250	$29,078	$37,160
SABANETA	$4,513	$1,250	$5,763	$7,145	PUERTO BERRIO	$33,710	$1,250	$34,960	$43,120
BOGOTA	$2,815	$1,250	$4,065	$5,134	RIONEGRO	$5,849	$1,250	$7,099	$8,651
CHIA	$2,815	$1,250	$4,065	$5,134	TURBO	$18,387	$1,250	$19,637	$25,075
FUNZA	$2,815	$1,250	$4,065	$5,134	VILLAVICENCIO	$3,491	$1,250	$4,741	$5,795
FUSAGASUGA	$2,815	$1,250	$4,065	$5,134	YOPAL	$20,021	$1,250	$21,271	$25,615
SOACHA	$2,815	$1,250	$4,065	$5,134	ZIPAQUIRA	$1,969	$1,250	$3,219	$4,014
SOPO	$2,815	$1,250	$4,065	$5,134	Cali	$4,198	$1,250	$5,448	$6,831
APARTADO	$18,387	$1,250	$19,637	$25,075	Barranquilla	$5,791	$1,250	$7,041	$8,655
BARRANCABERMEJA	$10,418	$1,250	$11,668	$14,334
BUCARAMANGA	$5,119	$1,250	$6,369	$8,017
CAJICA	$1,870	$1,250	$3,120	$3,888
CAUCASIA	$22,473	$1,250	$23,723	$29,736
FACATATIVA	$3,175	$1,250	$4,425	$5,395
FLORENCIA	$27,070	$1,250	$28,320	$35,480
GIRARDOT	$2,982	$1,250	$4,232	$5,167
GIRARDOTA	$3,779	$1,250	$5,029	$6,385

A.        FINANCE

SERVICES	PRICE
Accounting and tax administration	65 M COP/ yr
Financial reporting and planning	10.2 MCOP/yr
Internal audit	45 MCOP/yr
Trading goods and services	Mayor Requeriments (negotiations > 204 SMLMV) $620.000 Minor Requeriments (negotiations < 204 SMLMV) $210.000
Maintenance	10 MCOP/yr
Payroll payment	1% of Cdiscount Colombia monthly payroll
Treasury services and portfolio	Treasury at 26,500 COP per hour of service and Portfolio at 16,575COP per hour

B.        HUMAN RESSOURCES

SERVICES
Recruitment

2%  of the total value of Cdiscount Colombia payroll (annual labor cost of Cdiscount Colombia). This value considers the usual operation of HR for Exito Group and does not consider extraordinary activities

Selection
Training
Compensation and structures
labor welfare
labor relations
holistic health
internal communications and labor claims

C.        LEGAL

SERVICES	PRICE
Advisory	COP$200.000/hour
legal proceedings
Contract edition (1 week services promise)
Contract revision (1 week services promise)

D.        REAL ESTATE

		SERVICES	PRICE
Leasing	WAREHOUSE / OFFICES

Asset lease

•     Market research of site (accessibility, location, SEL surrounding)

•     Lease benchmarks

•     Prospection of opportunities and negotiation

•     Site visits with Cdiscount Colombia local manager

•     Historical Legal Study of deeds &  due diligence

•     Coordination with internal Exito support areas (logistics...)

•     Financial  study/feasibility

•     Contract signature coordination

3% of contract value (NPV)

Fit-out construction

•     Evaluate technical requirements of Cdiscount Colombia

•     Coordinate designs adapted to requirements with third parties designers

•     Filing and obtention of license and permits

•     Coordination of construction of fit out (electrical, hydro networks, etc)

•     Planning and cost control

•     Asset delivery to Cdiscount Colombia management

5% of total investment (Delegated Administration)
Green Field	WAREHOUSE

Asset construction (incl. Fit-out)

•     Market research of site (accessibility, location, SEL surrounding)

•     Land cost benchmarks

•     Prospection of opportunities and negotiation

•     Site visits with Cdiscount Colombia local manager

•     Historical Legal Study of deeds &  due diligence

•     Financial  study/feasibility

5% of total investment (Delegated Administration)

Evaluate technical requirements of Cdiscount Colombia

Coordinate designs adapted to requirements with third parties designers

Filing and obtention oflicense and permits

Coordination of construction shell + fit-out (civil works, electrical, hydro networks)

Planning and cost control

Asset delivery to Cdiscount Colombia management

•     Deeds elaboration and signature coordination

•     Evaluate technical requirements of Cdiscount Colombia

•     Coordinate designs adapted to requirements with third parties designers

•     Filing and obtention of license and permits

•     Coordination of construction shell + fit-out (civil works, electrical, hydro networks)

•     Planning and cost control

•     Asset delivery to Cdiscount Colombia management

E.        MARKETING

-        Service Description:

(i) Advisory service in strategy, campaign development, and traffic related agencies, review of parts and alignment with Exito's strategy.

(ii) Transfer of Exito's rates for service media;

(iii) Use of Exito's clients data base, to the extent possible according to local Law.

-        Prices

SERVICES	PRICE
Transfer of Exito's rates and benefits for service media.	It's a variable cost equal to 3% of prescribed value
Guideline on Exito Group media on requested	Exito tv 4.2 million COP Publications on Exito, Carulla or magazines. According publications fees.
Emailing and database:	Marketing CPA USD 5 per email customer acquisition. To be charged by contact

Upon CDiscount Colombia request, Exito shall provide proposal of these Services, including a service description and a quotation based on market prices. The Services will be provided by Exito with CDiscount Colombia's prior written consent.